Exhibit 99.1

NYSE, TSX: NTR	News Release

September 24, 2018

Nutrien Announces New Board Chair

Saskatoon, Saskatchewan, September 24, 2018 – Nutrien Ltd. (Nutrien) today announced that Jochen Tilk will be stepping down as Executive Chair and as a director of the Company, effective September 30, 2018 to pursue other opportunities. Jochen’s key objectives are well on track and he and the Board have decided that it would be the right time to hand over the leadership of the Board to an independent Chair. Effective September 30, Nutrien’s current Lead Director, Derek Pannell will assume the role of non-executive Chair of the Board through the 2019 AGM. It is expected that the plans regarding the new independent Chair, post the 2019 AGM, will be contained in the proxy circular for that meeting.

The Board and management of the Corporation wish to thank Jochen for his strong and effective leadership in the formation of Nutrien and helping guide the new company through the complex integration activities, the rapid achievement of synergies and its corporate strategy.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com